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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a))

                               (Amendment No. 4)

                        SODEXHO MARRIOTT SERVICES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                            -----------------------

                                  833793 10 2
                                 (CUSIP Number)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                           Tel No.: 011-331-3085-7304

                                with a copy to:

                             Paul R. Kingsley, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Tel No.: (212) 450-4000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 1, 2001
            (Date of Event which Requires Filing of this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.833793 10 2                                           Page 2 of 5 Pages
--------------------                                           -----------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sodexho Alliance, S.A.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             WC, OO, BK
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [ ]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of France
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                                    7      SOLE VOTING POWER

                                           29,949,925
                                   ---------------------------------------------
            NUMBER OF SHARES        8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON             N/A
                  WITH              --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           29,949,925
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           N/A
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             29,949,925
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed by Sodexho Alliance, S.A. in respect of shares of Common Stock, $1.00 par value per share (the "Shares"), of Sodexho Marriott Services, Inc., a Delaware corporation (the "Issuer"). The Schedule 13D was originally filed with the Securities and Exchange Commission on April 6, 1998 and was amended by Amendment No. 1 thereto filed on April 15, 1998, Amendment No. 2 thereto filed on June 3, 1998, and Amendment No. 3 thereto filed on January 25, 2001 (as so amended, the "Schedule 13D"). The purpose of this Amendment No. 4 is to report the signing of a definitive merger agreement among Sodexho Alliance, S.A., SMS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sodexho Alliance, S.A. ("Purchaser") and the Issuer (see Item 4) and to update certain other factual information.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 2. Identity and Background.

     The response set forth in the first paragraph of Item 2 is hereby amended and restated in its entirety to read as follows:

     "The name of the person filing this statement is Sodexho Alliance, S.A., a societe anonyme organized under the laws of the Republic of France ("Sodexho"). Bellon S.A. is a privately held corporation organized under the laws of the Republic of France and the beneficial owner of approximately 40.2 percent of Sodexho. Pierre Felix Etienne Bellon ("Mr. Bellon") is an individual and citizen of the Republic of France who, with members of his family, beneficially owns an approximate 54.9 percent economic interest (representing a 70.8 percent voting interest) in Bellon S.A."

   Item 3. Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is amended by adding the following:

     "The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer (as defined below) and the Merger (as defined below) is estimated to be approximately $1.079 billion. Purchaser intends to fund this amount through borrowings under a credit agreement with a group of lenders. A more detailed description of these financing arrangements and a copy of the credit agreement will be provided, when available, in a subsequent amendment to this Schedule 13D."

   Item 4. Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following:

     "On May 1, 2001, Sodexho, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") in the form attached hereto as Exhibit 12. Pursuant to the terms of the Merger Agreement, Purchaser will commence an offer to purchase all of the outstanding Shares of the Issuer not currently held by Sodexho (the "Offer") at a price of $32 per Share. After consummation of the Offer, Purchaser and the Company will effect a merger (the "Merger") in which any remaining stock of the Issuer will be exchanged for cash at the same price per share paid in the Offer.

     Consummation of the Offer is conditioned upon there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then owned by Sodexho, represents at least a majority of the Shares outstanding on a fully-diluted basis and upon the other conditions as set forth in Annex I to the Merger Agreement. The transaction is not subject to any financing condition.

     This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of this document in Exhibit 12 to this Schedule 13D, and is hereby incorporated herein by reference.

     On May 2, 2001, Sodexho issued a press release announcing the signing of the Merger Agreement. A copy of that press release is attached hereto as
Exhibit 13."

   Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5(a) is hereby amended and restated in its entirety to read as follows:

     "(a) Sodexho has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 29,949,925 Shares, representing approximately 47.1 percent of the outstanding Shares of the Issuer (based on 63,641,911 Shares outstanding at April 27, 2001). As the beneficial owner of approximately 40.2 percent of Sodexho, Bellon S.A. may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 47.1 percent of the outstanding Shares of the Issuer. As the beneficial owner (along with members of his family) of an approximate 70.8 percent voting interest in Bellon S.A., Mr. Bellon may be deemed to have beneficial ownership of such 29,949,925 Shares, representing approximately 47.1 percent of the outstanding Shares of the Issuer. Except to the extent of their pecuniary interest in such Shares, Bellon S.A. and Mr. Bellon disclaim beneficial ownership of such Shares. On March 27, 1998, each of Mr. Bellon, Edouard de Royere and Bernard Carton received one Share as a gift from Charles D. O'Dell, who was then the President and Chief Executive Officer of the Issuer. Bernard Carton beneficially owns 10,100 Shares.

     Except as set forth above, since the date of the filing of the Schedule 13D, there has been no change in the ownership of Shares by Sodexho, Bellon S.A. and Mr. Bellon.

     Except as set forth in this Item 5(a), none of Sodexho, any other person controlling Sodexho, nor, to the best knowledge of Sodexho, any of the persons named in Schedule A attached hereto owns beneficially any Shares."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended to add at the end thereof the following paragraph:

     "On May 1, 2001, Sodexho, Purchaser and the Issuer entered into an Agreement and Plan of Merger. See the description under Item 4."

   Item 7. Material to be Filed as Exhibits.

     Exhibit 12: Agreement and Plan of Merger dated as of May 1, 2001.

     Exhibit 13: Press Release issued by Sodexho Alliance, S.A. on May 2, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: May 2, 2001
                                            SODEXHO ALLIANCE, S.A.


                                            By: /s/ Bernard Carton
                                                --------------------------------
                                                Name:  Bernard Carton
                                                Title: Senior Vice President and
                                                        Chief Financial Officer



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